[ ], 2021

Advisors Series Trust on behalf of
Scharf Multi-Asset Opportunity Fund
c/o U.S. Bank Global Fund Services
PO Box 701
Milwaukee WI 53201

Advisors Series Trust on behalf of
Scharf Alpha Opportunity Fund
c/o U.S. Bank Global Fund Services
PO Box 701
Milwaukee WI 53201

Re: Acquisition of Assets of Scharf Alpha Opportunity Fund

Ladies and Gentlemen:
You have asked for our opinion as to certain Federal income tax consequences of the transaction described below.
Parties to the Transaction

Scharf Alpha Opportunity Fund (“Acquired Fund”) is a series of Advisors Series Trust, a Delaware statutory trust (the “Trust”).

Scharf Multi-Asset Opportunity Fund (“Acquiring Fund”) is also a series of the Trust.

Description of Proposed Transaction

In the proposed transaction, Acquiring Fund will acquire all of the assets of Acquired Fund in exchange for shares of Acquiring Fund of equivalent net asset value and the assumption of the liabilities of Acquired Fund (the “Reorganization”). Acquired Fund will then liquidate and distribute all of the Acquiring Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in Acquired Fund, in complete redemption of all outstanding shares of Acquired Fund, and promptly thereafter will proceed to dissolve.

Scope of Review and Assumptions

In rendering our opinion, we have reviewed and relied upon the Form of Agreement and Plan of Reorganization between Acquiring Fund and Acquired Fund (the “Reorganization Agreement”), which is enclosed as Exhibit A in a Prospectus/Proxy dated December 30, 2019 (the “Prospectus”) which describes the proposed transaction, and on the information provided in the Prospectus. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of the Reorganization. We further assume that the transaction will be carried out in accordance with the Reorganization Agreement.

Representations

Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of Acquired Fund and Acquiring Fund, and we have without independent verification relied upon such representations in rendering our opinions.

Discussion

One of the prerequisites for a tax-free reorganization under the Internal Revenue Code is that the transaction represent a continuity of the business enterprise of the acquired entity. As interpreted by the Treasury in regulations, and in accordance with court decisions, continuity of business enterprise is present if the acquiring entity either continues the business of the acquired entity or uses a substantial portion of the acquired entity’s historic assets in its own business. The regulations, and private letter rulings in the area issued by the Internal Revenue Service, suggest that the latter test is met if the acquiring fund uses at least one third of the historic assets of the acquired fund in the business of the acquiring fund. The Acquiring Fund in this transaction has not represented that it will use any particular portion of the historic assets of the Acquired Fund in the business of the Acquiring Fund, and in fact contemplates that a portion of the securities held by Acquired Fund may be sold in connection with the Reorganization in order to comply with the investment practices of Acquiring Fund. Therefore, continuity of business enterprise may be present only if the Acquiring Fund continues the historic business of the Acquired Fund.

There is very little official guidance as to the meaning of continuation of the historic business. In Revenue Ruling 87-76, a municipal bond fund acquired all of the assets of a fund which had historically invested in corporate debt and equity instruments. The transaction was held to lack continuity of business enterprise, even though both funds were in the business of investing. In several private letter rulings, the Internal Revenue Service has apparently accepted a representation that the acquiring fund will continue the business of the acquired fund, but no details as to the businesses are set forth.

The investment strategies for Acquired Fund are similar to those for Acquiring Fund. Both seek capital growth by investing primarily in common stocks. The major distinction is that Acquiring Fund also invests between 25% and 50% of its portfolio in fixed-income securities, while Acquired fund invests only in equity securities. Both funds have the same investment adviser and portfolio manager. It appears that a substantial portion of the historic assets of Acquired Fund are assets which could have been owned by Acquiring Fund in accordance with the investment strategy of Acquiring Fund, and so the continuity of business requirement appears to be satisfied. However, because of the lack of definitive guidance, our opinions cannot be free from doubt.

Opinions

Based on and subject to the foregoing, and on our examination of the legal authority we have deemed to be relevant, we have the following opinions, all of which are not entirely free from doubt:

1. The transfer of all of the assets of Acquired Fund in exchange for shares of Acquiring Fund and assumption by Acquiring Fund of the liabilities of Acquired Fund followed by the distribution of said Acquiring Fund shares pro rata to the shareholders of Acquired Fund in liquidation of Acquired Fund will constitute a “reorganization” within the meaning of § 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and Acquiring Fund and Acquired Fund should each be “a party to a reorganization” within the meaning of § 368(b) of the Code.

2. No gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Acquired Fund solely in exchange for Acquiring Fund shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund.

3. No gain or loss will be recognized by Acquired Fund upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code; and no gain or loss will be recognized by Acquired Fund upon the distribution of such Acquiring Fund shares to the shareholders of Acquired Fund in exchange for their Acquired Fund shares.

4. No gain or loss will be recognized by the shareholders of Acquired Fund upon the exchange of their Acquired Fund shares for Acquiring Fund shares in liquidation of Acquired Fund.

5. The aggregate tax basis of the Acquiring Fund shares received by each shareholder of Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares received by each shareholder of Acquired Fund will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as a capital asset on the date of the Reorganization).

6. The tax basis in the hands of the Acquiring Fund of each asset acquired by Acquiring Fund in the Reorganization will be the same as the tax basis of such asset in the hands of the Acquired Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund on the transfer.

7. The holding period of each asset acquired by the Acquiring Fund in the Reorganization, other than an asset with respect to which gain or loss is required to be recognized by reason of the Reorganization, will include in each instance the period during which such asset was held by the Acquired Fund (except where the investment activities of the

Acquiring Fund have the effect of reducing or eliminating the holding period with respect to such asset).

8. Acquiring Fund will succeed to and take into account the capital loss carryovers of Acquired Fund described in section 381(c) of the Code. The Acquiring Fund will take any such capital loss carryovers into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and regulations thereunder.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Section 6.3.4 of the Reorganization Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to the use of our name and any reference to our firm in such Registration Statement or in the prospectus/proxy statement constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP